UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	October 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RAVEN INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable
205 East 6th Street, P.O. Box 5107
Address of Principal Executive Office (Street and Number)
Sioux Falls, SD 57117-5107
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Raven Industries, Inc. (the “Company”) is delaying the filing of its Quarterly Report on Form 10-Q for the period ended October 31, 2016, which has not been completed as the Company is in the process of restating the Company’s audited financial statements for the year ended January 31, 2016, included in the Company’s Annual Report on Form 10-K for the fiscal year then ended, and the previously issued unaudited financial statements for the periods ended October 31, 2015 and April 30, 2016, included in the Company’s Quarterly Reports on Form 10-Q for the periods then ended. The reasons for the restatements, as well as information regarding previously disclosed material weaknesses, are set forth in detail in the Company’s Current Report on Form 8-K filed on November 23, 2016.
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Steven E. Brazones	(605)	336-2750
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐     Yes ☑     No

Quarterly Report on Form 10-Q for the period ended July 31, 2016.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                                  ☑     Yes ☐     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We currently anticipate that the results of operations for the quarter ended October 31, 2016 will be significantly different from the corresponding period for the last fiscal year on a reported basis based on improved operating results driven by sales growth and margin improvement in both the Company’s Applied Technology and Engineered Films Divisions, offset by weakness in the Aerostar Division’s performance. These trends in the Company’s operations are consistent with performance trends experienced for the period ended July 31, 2016. However, until the Company has completed its review of the matters impacting restatement of prior periods, and completes procedures with respect to current period matters, the Company is unable to estimate the results of operations for the third quarter. Until the Company has completed its review and files its amended reports, the Company will not be reporting financial results for the period ended October 31, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expectations, beliefs, intentions or strategies regarding the future. Without limiting the foregoing, the words “anticipates,” “believes,” “expects,” “intends,” “may,” “plans,” and similar expressions are intended to identify forward-looking statements. The Company intends that all forward-looking statements be subject to the safe harbor provisions of the Private Securities Litigation Reform Act. Although management believes that the expectations reflected in forward-looking statements are based on reasonable assumptions, there is no assurance these assumptions are correct or that these expectations will be achieved. Actual results could differ materially from those expressed in the forward-looking statements. Assumptions involve important risks and uncertainties that could significantly affect results in the future. These risks and uncertainties include, but are not limited to, results of operations for the period ended October 31, 2016, the results of the Company’s restatement of prior periods, the ability of the Company to remediate identified material weakness in its internal control over financial reporting, and other factors disclosed from time to time in the Company’s reports filed with the SEC. The Company does not undertake an obligation to revise any forward-looking statements to reflect events or circumstances after the date these statements are made. You should not place undue reliance on these forward-looking statements.

RAVEN INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: December 12, 2016	By: /s/ Steven E. Brazones
Steven E. Brazones
Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)